UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34790

HiSoft Technology International Limited

33 Lixian Street

Qixianling Industrial Base

Hi-Tech Zone, Dalian 116023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Departure of Company Officer

Effective February 1, 2012, Mr. Wutai Shi has stepped down from his position as Senior Vice President of U.S. Research and Development Services of HiSoft Technology International Limited (“HiSoft”) to pursue new career interests.   HiSoft has not yet appointed a replacement for the position vacated by Mr. Shi.   Mr. Shi’s work duties, which were based in the United States, will be assumed by members of the U.S. senior management team.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

By:	/s/ Tiak Koon Loh
Name:	Tiak Koon Loh
Title:	Chief Executive Officer

Date: February 2, 2012